[AIG Letterhead]
May 1, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
and Documents Incorporated by Reference
File No. 333-158098

Registration Statement on Form S-4
Filed March 17, 2009
and Documents Incorporated by Reference
File No. 333-158019
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Act”), (i) Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-158019), relating to up to $4,000,000,000 of AIG’s 8.175% Series A-6 Junior Subordinated Debentures which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.175% Series A-6 Junior Subordinated Debentures, and (ii) Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-158098), relating to up to $3,250,000,000 of AIG’s 8.250% Notes due 2018 which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.250% Notes due 2018.
     In addition, I am enclosing a letter, dated today, relating to both of the above-referenced Registration Statements on Form S-4 and containing confirmation of AIG’s reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), and similar letters, and containing AIG’s representations requested in the Staff’s letter to AIG of April 2, 2009 (comment no. 3).

Securities and Exchange Commission	-2-
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours, /s/ Kathleen E. Shannon Kathleen E. Shannon

cc:	Robert W. Reeder III Ann Bailen Fisher (Sullivan & Cromwell LLP)